

Mail Stop 3720

February 22, 2008

Mark D. Dankberg
Chief Executive Officer
Viasat, Inc.
6155 El Camino Real
Carlsbad, California 92009

> **Re: Viasat, Inc.**
> **Form 10-K and Form 10-K/A, for period ended March 30, 2007**
> **Filed May 1, 2007 and July 30, 2007**
> **File No. 000-21767**

Dear Mr. Dankberg:

We have reviewed your filings and have the following comments, which should be complied with **in all future filings**. Please indicate, in your response letter, your understanding of our request for future compliance. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 5. Market for Registrant's Common Stock, page 29

1. In future filings, please provide the disclosure required by Item 201(e) of Regulation S-K.

Form 10-K/A

Item 11. Executive Compensation, page 8
Compensation Processes and Criteria, page 9

2. In future filings, provide more detail as to the industry survey(s) that you consider in setting your executive compensation. Disclose the types of companies contained in such surveys and why you benchmark your total compensation against the companies contained in the surveys instead of your peer group. Identify all the companies contained in your peer group index and clarify what you mean by using the compensation paid by your peer group companies to "cross-check" and "validate" your compensation amounts.

Components of Our Compensation Program, page 11
Annual Cash Bonuses, page 12

3. In future filings, identify each of your annual financial performance metrics. In addition, clarify how you evaluate whether an executive officer has achieved his or her individual performance metrics. Clarify whether the performance metrics are quantitative measures or whether the analysis is entirely subjective. Similarly, clarify whether 66% of your chief executive officer's annual cash bonus ("Leadership" and "Strategic") is based upon a subjective evaluation by your compensation committee with input from your nominating and corporate governance committees.

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As appropriate, please ensure that all future filings comply with these comments. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director